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                                                                      Exhibit 55


[METROMAIL LOGO]

                                                                    NEWS RELEASE

METROMAIL ANNOUNCES BOARD ACTION*

LOMBARD, Ill/March 29, 1998/Metromail Corporation (NYSE:ML) announced that on March 29, the Board met to further discuss the American Business Information, Inc. ("ABI") offer and The Great Universal Stores P.L.C. ("GUS") offer and approved (i) giving ABI and GUS notice that the auction would end at noon on Monday, March 30 and (ii) taking any other action necessary to end the auction of the Company on March 30. Pursuant to such approval, the Company entered into a letter agreement later that day in which GUS agrees, notwithstanding its position that the Company's actions with respect to ABI have violated and continue to violate the Merger Agreement between GUS and the Company (the Company disagrees with such position), that, if the Company does not give GUS notice of its intention to withdraw or modify its approval or recommendation of the GUS offer or enter into an agreement with respect to a Superior Proposal (as defined in the Merger Agreement) prior to 8 p.m. Chicago time on March 30, GUS will not terminate the Merger Agreement because of such claimed violation occurring before 8 p.m. Chicago time on March 30, 1998 and the Company agrees that it cannot after such time terminate the Merger Agreement by virtue of accepting a Superior Proposal or withdraw or modify its approval or recommendation of the GUS offer or merger or enter into any agreement with respect to any Acquisition Proposal (as defined in the Merger Agreement).

Metromail Corporation (www.metromail.com) is a leading provider of direct marketing, database marketing and reference products and services in the United States and United Kingdom. Metromail helps its customers identify and reach targeted audiences, utilizing its comprehensive, proprietary consumer database encompassing 95 percent of U.S. households, as well as providing database marketing software and related services. Sales for the year ended December 31, 1997 increased almost 17 percent over the prior year to approximately $328 million. The company has 3,200 employees and is headquartered in Lombard, Illinois.

For more information, contact:

Julie Springer (Media Relations)
Director, Corporate Communications
Metromail Corporation
(630) 932-2627